Exhibit 99.1

ARC RESOURCES LTD. ANNOUNCES THE 2010 INCOME TAX INFORMATION FOR ARC ENERGY TRUST

CALGARY, Feb. 1 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC Resources") announces the 2010 Income Tax Information for ARC Energy Trust ("ARC" or "the Trust") to be as follows:

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    ARC ENERGY TRUST (AET.UN)
    2010 INCOME TAX INFORMATION
    CANADA REVENUE AGENCY (CRA) ACCOUNT NUMBER T16-4073-86
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The following information is intended to assist individual Canadian unitholders ("Unitholders") of the Trust in the preparation of their 2010 T1 Income Tax Return.

THE INFORMATION CONTAINED HEREIN IS BASED ON ARC RESOURCES LTD'S UNDERSTANDING OF THE INCOME TAX ACT (CANADA) AND THE REGULATIONS THEREUNDER. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

Legal Status of the Trust:

The Trust is subject to Canadian income tax on a similar basis to that of an individual. The Trust has a December 31 year-end and each year the Trust performs an income tax calculation and allocates its taxable income to Unitholders.

Taxation of Cash Distributions:

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    Trust Units held within an RRSP, RPP, RRIF, RESP, DPSP or TFSA
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No amounts are to be reported for income tax purposes in respect of cash distributions received by a Registered Retirement Savings Plan ("RRSP"), Registered Pension Plan ("RPP"), Registered Retirement Income Fund ("RRIF"), Registered Education Savings Plan ("RESP"), Deferred Profit Sharing Plan ("DPSP") or Tax Free Savings Account or any other such registered plans (collectively referred to as "Deferred Plans").

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    Trust Units held outside of a Deferred Plan
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For cash distributions received by a Canadian resident individual outside of a Deferred Plan, 85 per cent of the payments are taxable as income, with the remaining 15 per cent being a tax deferred return of capital. The following table outlines the breakdown of cash distributions per unit paid or payable by the Trust with respect to record dates for the period January 29, 2010 to December 31, 2010 for Canadian Income Tax purposes.

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                                                       Tax
                                           Taxable   Deferred
                                            Amount    Amount
                                           (Box 26   (Box 42
                                             Other   Return of    Total Cash
    Record Date         Payment Date        Income)   Capital)   Distribution
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    January 29, 2010    February 15, 2010    $0.0850    $0.0150        $0.10
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    February 26, 2010   March 15, 2010       $0.0850    $0.0150        $0.10
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    March 31, 2010      April 15, 2010       $0.0850    $0.0150        $0.10
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    April 30, 2010      May 17, 2010         $0.0850    $0.0150        $0.10
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    May 31, 2010        June 15, 2010        $0.0850    $0.0150        $0.10
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    June 30, 2010       July 15, 2010        $0.0850    $0.0150        $0.10
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    July 30, 2010       August 16, 2010      $0.0850    $0.0150        $0.10
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    August 31, 2010     September 15, 2010   $0.0850    $0.0150        $0.10
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    September 30, 2010  October 15, 2010     $0.0850    $0.0150        $0.10
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    October 29, 2010    November 15, 2010    $0.0850    $0.0150        $0.10
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    November 30, 2010   December 15, 2010    $0.0850    $0.0150        $0.10
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    December 31, 2010   January 17, 2011     $0.0850    $0.0150        $0.10
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                        Total                $1.0200    $0.1800        $1.20
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Unitholders who held their Trust Units outside of a Deferred Plan, through a broker or other intermediary and received cash distributions during the period, will receive "T3 Supplementary" slips directly from their broker or intermediary, not from the transfer agent or the Trust.

Registered Unitholders of Trust Units who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada, (and not from a broker or intermediary), will receive "T3 Supplementary" slips directly from Computershare Trust Company of Canada. While Computershare Trust Company of Canada will strive to issue these information slips as soon as possible, the deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is March 31, 2011.

Tax upon the disposition of Trust Units:

The portion of the distributions deemed a return of capital will reduce the Unitholder's adjusted cost base ("ACB") of their units. The ACB of the units is required in the calculation of a capital gain or capital loss (assuming the units are capital property of the Unitholder) upon the disposition or deemed disposition of the Trust units. Unitholders should maintain a record of all distributions that are classified as partially or entirely as a return of capital while holding ARC Energy Trust units. For investors in the $10.00 per unit initial public offering in July 1996, the ACB of units still held as at December 31, 2010, is $2.92 per unit taking into account the return of capital of $6.90 in 1996 through to 2009 and $0.18 in 2010.

ARC RESOURCES LTD.

John P. Dielwart,
Chief Executive Officer

%CIK: 0001029509

For further information: about ARC Resources, please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6417, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4nd Avenue S.W., Calgary, AB, T2P 0H7

CO: ARC Resources Ltd.

CNW 17:00e 01-FEB-11